

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Ms. Kathy I. Sheffield
Chief Financial Officer
AAON, Inc.
2425 South Yukon
Tulsa, Oklahoma 74107

> **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Definitive 14A filed April 15, 2010**
> **File No. 1-18953**

Dear Ms. Sheffield:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief